May 21, 2012

VIA EDGAR CORRESPONDENCE

Cecilia Blye

Chief

Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Biomet, Inc.

Form 10-K for the Fiscal Year Ended May 31, 2011

Filed August 12, 2011

File No. 1-15601

Response Letter filed April 25, 2012

Dear Ms. Blye:

Biomet, Inc. (referred to herein as the “Company”, “we”, or “our”) hereby submits our response to comments received from the staff (the “Staff”) of the Commission’s Office of Global Security Risk by letter dated May 9, 2012 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2011. Responses to the Staff’s comments are set forth below and are keyed to the numbered comments in the comment letter. For your convenience, we have also included the text of the Staff’s comments.

1.	You state in your response to comment 1 in our letter dated March 19, 2012 that you have sold and sell products into Syria through independent third-party distributors, in transactions not requiring U.S. export licenses. Please tell us whether any of your products sold or to be sold into Syria, or their components, are on the Commerce Control List maintained by the Commerce Department’s Bureau of Industry and Security or otherwise are considered dual-use items. If they are on the CCL or otherwise are considered dual-use items, describe for us the military uses of the products and/or components. Tell us also whether, to the best of your knowledge, understanding and belief, any of the products or components have been put to military use by the government of Syria and, if so, tell us about any such uses of which you are aware.

Response:

To the best of our current knowledge, none of the Company’s products sold or to be sold into Syria, or their components (collectively, the “Products”), are on the U.S. Department of Commerce, Bureau of Industry and Security’s Commerce Control List or are otherwise considered dual-use items.

Cecilia Blye

Securities and Exchange Commission

May 21, 2012

In addition, to the best of our current knowledge, none of the Products have been put to military use by the government of Syria. The Products are orthopedic medical device products with no military application.

*        *        *         *        *

Pursuant to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments, please contact me at 574-371-1701.

Sincerely,

/s/ Bradley J. Tandy
Bradley J. Tandy Senior Vice President, General Counsel and Secretary

cc:	Jennifer Hardy

Special Counsel

Amanda Ravitz

Assistant Director

Division of Corporation Finance

James D. Small III, Esq.

Helena K. Grannis, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Zachery S. Brez, Esq.

Ropes & Gray LLP